MUTUAL OF AMERICA
LIFE INSURANCE COMPANY

320 PARK AVENUE NEW YORK NY 10022-6839 212 224 1840 212 224 2518 FAX AMY LATKIN VICE PRESIDENT AND ASSISTANT GENERAL COUNSEL CORPORATE LAW

Via Edgar Correspondence

April 16, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Keith A. Gregory

Re:	Post-Effective Amendment No. 41 under the Securities Act of 1933 and No 43 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (Section 457 Contract) (SEC File No. 033-05609, 811-03996)

Dear Mr. Gregory:

On behalf of the above-referenced registrant, set forth below are responses to comments relating to the Prospectus, that you provided by telephone to me and Scott Rothstein on April 13, 2015, concerning Post-Effective Amendment No. 41 under the Securities Act of 1933, as amended and Amendment No. 43 under the Investment Company Act of 1940, as amended to the Registration Statement on Form N-4 filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on February 26, 2015.

Set forth below are your comments with Mutual of America’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2015.

Prospectus

Comment 1:

Item 1(a)(v) of Form N-4:

Per the rule, please include the information that the Commission maintains a web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information regarding registrants that file electronically with the Commission.).

Response:	The following sentence was added to the cover page: “The SEC maintains a web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information regarding registrants that file electronically with the SEC.”

Comment 2:

Conforming comments:

Please make conforming changes in this response to the other registration statements. Confirm that conforming changes will be added for the other registration statements, as appropriate.

Response:	The Registrant confirms that changes in the prospectus disclosure that are not particular to a specific registration statement will be made to the other registration statements, as appropriate.

Comment 3:	Missing information: Please provide all information missing and in brackets in the registration statements. Confirm that this information will be added.

Response:	The Registrant confirms that all information that is missing and in brackets from the registration statements will be added into the 485(b) filing.

Comment 4:	State variations: Please confirm that all material state variations are described in the registration statements, as applicable.

Response:	The Registrant confirms that all material state variations are described in the registration statements, as applicable.

Comment 5:

Definitions:

Instruction 1 of Part J of the General Instruction for Form N-4: The information in the prospectus and Statement of Additional Information should be organized to make it easy to understand the organization and operation of the Registrant and the variable annuity contracts. The information need not be in any particular order, with the exception that Items 1, 2, 3, and 4(a) must be in numerical order in the prospectus and may not be preceded or separated by any other item.

As such, please move the Definitions section in the registration statement to after the Item 1 disclosure of the cover page.

Response:	The Definitions section for all registration statements has been moved to after the Item 1 disclosure of the cover page.

Comment 6:

Definitions:

(a) Add the definition of “Allocation Funds” to all three registration statements.

(b) Add the definition of “Collateralized Loans” to the Thrift registration statement).

(c) Add the definition of “Uncollateralized Loans” to the Thrift registration statement.

(d) Revise the definition of “Change Date.” Consider using the actual date when the new reduced fees will commence and make conforming changes. (Note that the registration statements alternate using the phrases “effective on” and “commencing on” referring to the Change Date. Make the disclosure consistent where appropriate. Similarly, use consistent language for when the definition of Change Date starts and when it is “on or after” or “commencing on”.)

(e) Revise the definition of “Complete Order.” Consider providing a more precise definition of Complete Order with respect to the actual documents needed for a particular transaction and to replace generic descriptions, such as “to the satisfaction of the Company” and “all information necessary to us.”

(f) Revise the definition of “eDocuments.” Clarify the term and, where relevant, when or if a participant who opts out of receiving only certain documents in paper, if this is considered being a complete opting out of electronic delivery such that the participant will now be charged the $24 annual fee.

(g) Revise the definition of “Investment Company.” Consider clarifying the term that also refers to funds offered by Mutual of America Investment Corporation.

Response:

(a) The following definition of “Allocation Funds” was added to all three registration statements: “Allocation Funds – the Investment Company Conservative Allocation Fund, Moderation Allocation Fund and Aggressive Allocation Fund.”

(b) The following definition of “Collateralized Loan” was added to the Thrift registration statement: “Collateralized Loan – A loan made by us, which requires you to hold 120% of the loan amount in the General Account as collateral.

(c) The following definition of “Uncollateralized Loan” was added to the Thrift registration statement: “Uncollateralized Loan – A loan made from your vested account balance.”

(d) Disclosure relating to the Change Date was made consistent, using “on and after the Change Date.” The definition of “Change Date” remains as follows: Change Date – a date on or after July 1, 2015 when we implement certain reduced Separate Account Fee eligibility criteria and reductions to the Separate Account Fees for certain Plans.

(e) The requirements for a Complete Order will differ, depending on the transaction, but the Company will always inform the Participant of the documents required. In response to the comment and remove the discretionary language, the definition of “Complete Order” was revised in all three registration statements as follows: “Complete Order – An order is considered to be complete when all of the requirements for the completion of a transaction have been met. This includes receipt by the Company of all information, remittances and notices necessary to process the given transaction. The Company will inform you of the documents required for your transaction.”

(f) The definition of “eDocuments” was revised in all three registration statements as follows: “eDocuments – A feature that offers Participants a way to electronically receive communications and reports, such as quarterly statements, prospectuses, and underlying fund and separate account annual and semi-annual reports. When such documents are available, an email notice is sent to the eDocuments subscriber informing him or her of such availability on the secure “My Account” website maintained by the Company. Participants enroll by consenting to receive through eDocuments all of the documents that we deliver electronically, and are provided instructions on revocation of the consent, including the ability to revoke it immediately by calling a specified toll-free number. Revocation of consent applies to all documents provided through the eDocuments program.”

(g) The definition of “Investment Company” was revised in all three registration statements as follows: “Investment Company – Mutual of America Investment Corporation, the funds of which are Underlying Funds of the Separate Account.”

Comment 7:

Waiver of Annual Contract Fee:

The Waiver of Annual Contract Fee if a participant elects electronic delivery can in essence be seen as a charge for paper delivery. Please explain your legal basis for charging participants or investors to receive paper copies of documents that are required to be sent under the Federal Securities Laws.

Response:

The Contracts and the Prospectus for the Contracts clearly disclose and provide for the payment of an Annual Contract Fee by Participants, a provision that pre-dates the creation of the eDocuments program. The fees and charges under the Contracts, including the Annual Contract Fee, are intended to cover the Company’s costs in connection with the Contracts, including the provision of required documents in paper form. Like all charges, the Annual Contract Fee, has been factored in by the Company in pricing the Contract for sale and in making the determination required by Section 26(f) of the Investment Company Act of 1940 that all fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred and risks assumed by the Company under the Contract. A representation to that effect is set forth in Part C to the Registration Statement.

In light of the significant cost savings associated with not mailing certain documents to Participants who elect to participate in the eDocuments program, the Company waives the Annual Contract Fee in order to share those cost savings with these Participants. In that regard, the waiver is clearly in the spirit of Rule 22d-2 of the rules under the Investment Company Act of 1940, which expressly permits a registered separate account to reflect variations in any administrative charge to reflect differences in costs or services that are not unfairly discriminatory against any person. As the eDocuments program is offered to all Participants, the Registrant believes the waiver is appropriate, not discriminatory against any Participant and in the best interests of all Participants.

Comment 8:	Table of Annual Expenses: p. 1: Please supplementally explain how a participant will know which Tier he falls into, i.e., a participant in a Plan.

Response:	A Participant can obtain information concerning whether the Plan in which he participates is eligible for a Reduced Fee from the plan sponsor (i.e., his Employer) or from registered representatives of Mutual of America. This information is also included in certain disclosures mandated by the Department of Labor for plans that are subject to ERISA. Participants are notified of any change in their Plan’s Separate Account pricing in their quarterly statements.

Comment 9:	Preamble to Table of Annual Expenses: p. 1: Please include an unambiguous statement that you should not rely on the “Prior to Change Date” figures after July 1, 2015.

Response:	The following disclosure was added to the Preamble to the Table of Annual Expenses in all three registration statements: “You should not rely on the figures in the table labeled “Prior to the Change Date” after the Change Date.”

Comment 10:	Table of Annual Expenses, Prior to Change Date: Please review reference to footnote 5 for accuracy.

Response:	The reference to footnote 5 was in error and has been deleted and replaced with footnote 4. The Registrant apologizes for the error.

Comment 11:	Table of Annual Expenses: Footnote 3: Adviser Reimbursements: Please review this footnote for brevity and clarity.

Response:	Footnote 3 (footnote 4 in the Thrift and TVIF prospectuses) was revised in all three registration statements as follows: “All Contracts with assets invested in the American Century VP Capital Appreciation Fund, PIMCO Variable Insurance Trust Real Return Portfolio, Fidelity VIP Funds and T. Rowe Price Blue Chip Growth Portfolio qualify for a reduction in the Separate Account fees they pay with respect to the assets invested in such funds equal to reimbursements we receive from service providers to those funds. For more information see “Charges You or Your Employer Will Pay” and “Charges under the Contracts.”

Comment 12:

Table of Annual Expenses: Footnote 2: Effective on the Change Date:

Please be consistent in disclosure. In some instances disclosure states “effective on the Change Date” and in other instances disclosure states “commencing on the Change Date.”

Response:	The disclosure was revised to consistently state “on and after the Change Date” throughout all registration statements, as appropriate.

Comment 13:	Table of Annual Expenses: Footnote 2: Reduced Fees: Please organize all disclosure in numerical order as we are accustomed to reading text in this matter, for example, Tier 1, Tier 2 and Tier 3.

Response:	The disclosure was revised to be organized in numerical order in all sections of all registration statements, as appropriate.

Comment 14:

Preamble to Example:

Please make clear that the Example reflects the maximum charges both before and after the Change Date. It appears that the maximum charges remain the same.

Please also make clear that the expense Example reflects Separate Account annual expenses commencing on the Change Date.

Response:	The following statement was added to the Preamble to the Example in all three registration statements: “The maximum costs are the same before and after the Change Date.”

Comment 15:

Summary of Information in this Prospectus: p. 4:

Please consider including a separate brief description of eDocuments in the Summary section and provide a more detailed description later in the prospectus. The later description should include: how to sign up for electronic delivery, the effect of not electing electronic delivery, the availability of mail delivery, the methods of revocation, a description of documents to be delivered by both electronic delivery and mail delivery, and any differences thereto, and that you should have internet access if you sign up for electronic delivery.

Response:

The following disclosure was added to the Summary section in the three registration statements regarding eDocuments: “Waiver of Contract Fee for eDocuments Participants. We offer eDocuments, a feature that offers Participants a way to electronically receive communications and reports (see “Definitions we use in this Prospectus” for a definition of eDocuments). We do not impose the Annual Contract Fee on a monthly basis if you elect to use eDocuments. If you subsequently discontinue using eDocuments, we will reimpose the Annual Contract Fee on a monthly basis.”

The following disclosure was added to the Waiver of Monthly Participant Charge section under the Monthly Participant Charge heading in the registration statements regarding eDocuments: “eDocuments. We offer eDocuments, a feature that offers Participants a way to electronically receive communications and reports, such as quarterly statements, prospectuses, underlying fund and separate account annual and semi-annual reports. You will be notified by email each time documents become available that you can log on to our website to view the document. You can sign up for eDocuments by completing the Consent Agreement located on our website and indicating your consent to receive documents through the Mutual of America website. The Consent Agreement provides that you will need to log in to Mutual of America’s website to view documents online and to make any necessary updates to your email address. You also must have an email address and have Adobe® Reader® software installed on your computer, which you can obtain at no charge.

“When you sign up for eDocuments we will waive the monthly participant charge for each month, beginning with the month in which you submit the consent form. Waiver of the monthly participant charge also applies to current eDocuments users. If you do not elect to use eDocuments, you will be charged a $2 monthly participant charge, unless you qualify for a waiver. If you do not elect to use eDocuments, you will receive paper copies of all documents by regular USPS mail delivery. You may revoke your consent to eDocuments at any time, either online or by calling Mutual of America at 1-800-468-3785 and instructing a customer service representative to revoke your consent, and the $2 monthly participant charge will resume in the month you revoke your consent.”

Comment 16:	Charges Under the Contracts: p. 5: Please discuss the maximum and standard fees before discussing the reduced fees.

Response:	The disclosure was revised for all registration statements, as appropriate, such that a discussion of the maximum and standard fees appears before a discussion of the reduced fees.

Comment 17:	Please separate disclosure that is “Prior to the Change Date” and “After the Change Date” throughout the prospectus. Consider using bullets or paragraphs with headings. (For example, on page 6, in the “Annual Contract Fees” section; and on page 20, in the “Administrative Charges” sub-section and “Distribution Expense Charge” sub-section under the “Charges You or Your Employer May Pay” section.)

Response:	All of the registration statements were revised, as appropriate, to separate disclosure that is “Prior to the Change Date” and “After the Change Date” throughout the prospectus.

Comment 18:

Transfers and Withdrawals, page 8:

Please clarify if you assess a charge for withdrawals and/or partial withdrawals. (The disclosure currently states that you do not assess a charge for transfers: p. 7: “We do not currently assess a charge for transfers of Account Value, although we reserve the right to do so for future transfers.”.)

Reservation of Rights:

If you reserve the right to impose a transfer charge, please include the maximum charge in the fee table.

Please note, as you did not previously disclose a maximum charge to contract owners and/or participants in the fee table, you should not impose the charge against current contract owners and/or participants.

Response:

The following sentence was added to the Transfers and Withdrawals section of the registration statements: “We do not charge a fee for withdrawals or partial withdrawals.”

The Registrant has deleted the sentence that contained the reservation of rights with respect to the imposition of a transfer charge

Comment 19:

Charges You or Your Employer May Pay, Reduced Fees on and after the Change Date: p. 19:

The disclosure states: “or when being reconsidered after losing eligibility.” If appropriate, please disclose if plans are entitled to retroactive reduced fees if they re-establish their eligibility under any of the Tiers. If so, please describe with specificity.

Response:	Plans are not entitled to retroactive Reduced Fees if they re-establish their eligibility under any of the Tiers.

Comment 20:

Charges You or Your Employer May Pay, Reduced Fees on and after the Change Date: p. 19:

The disclosure states that loss of eligibility “will occur for any reason.” Please clarify with specificity how a plan may lose its eligibility for any reason. For example, state whether there are any specific standards for losing eligibility.

Response:	The disclosure in the registration statements has been revised to clarify that the loss of eligibility will occur due to the assets in the Plan not meeting the required threshold for any reason. The following is an example of the revised disclosure: “Loss of eligibility will occur if the Plan fails to maintain at least $4.8 million for the Tier 1 Reduced Fee for any reason, such as, for example, withdrawals from the Plan or the investment performance of the Underlying Funds.”

Comment 21:

Deduction of Monthly Participant Charge: p. 23:

Please consider including a brief description of the method you will use to deduct the monthly charge from the Separate Account funds in plain English. For example, pro rata.

Response:	The following disclosure was added to the registration statements: “We will deduct the full monthly charge from the first fund in the prescribed order with Account Value, and if you do not have enough Account Value in that fund, we will deduct the remainder of the monthly charge from the next fund in the prescribed order with Account Value.”

Comment 22:

Purchase of a Contract and Deferred Compensation Amounts: Acceptance of Initial Deferred Compensation Amounts: p. 24-25:

Please disclose in which subaccount the participant’s initial deferred compensation will be invested, if he or she consents to your holding of such amounts, pending receipt of initial documentation.

Response:	When the Company receives initial Deferred Compensation without adequate documentation to allow the Company to determine the investment elections made by a Participant, the funds are not invested in the subaccounts, but are held in a non-interest bearing bank account established by Mutual of America as a “Special Account for the Benefit of Customers,” as described in Rule 15c3-3(k)(2)(i) of the Rules under the Securities Exchange Act of 1934. Language was added to the disclosure in the registration statement to reflect existing language in the other registration statements, as follows: “and we will hold the Deferred Compensation Amount in a non-interest bearing bank account until we have received the necessary information.”

Comment 23:

Accumulation Unit Values for Transactions: p. 27:

This disclosure is confusing: “When you are a participant in a plan that becomes eligible for the Reduced Fee, we cancel, on the date the plan becomes eligible, Accumulation Units with a total value equal to your Account Value in each Separate Account Fund, and credit your Account Value with Accumulation Units based on the Reduced Fee (“Reduced Fee Accumulation Units”) that have the same total value as the Accumulation Units that were canceled. Similarly, if your plan ceases to be eligible for the Reduced Fee, we would, on the date the plan becomes ineligible, cancel the Reduced Fee Accumulation Units and credit your Account Value with Accumulation Units based on the regular fees that have that same total value.”

Please describe an applicable look-back and retroactive period from the date the plan becomes ineligible for reduced fees to when account unit values will be adjusted.

Response:

In order to simplify this disclosure, it has been revised as follows: “If the plan in which you are a participant becomes eligible for a Reduced Fee, on the date the plan becomes eligible, your Account Value in each Separate Account Fund will be transferred to Accumulation Units with the same total value that will be charged the Reduced Fee (“Reduced Fee Accumulation Units”). Similarly, if your plan ceases to be eligible for a Reduced Fee, on the date the plan becomes ineligible, we will transfer your Account Value to Accumulation Units with the same total value that will be charged the standard fees.”

The disclosure notes that such changes are made on the date the plan becomes eligible or ineligible, and fees are not adjusted retroactively.

Comment 24:

Death Benefit During the Accumulation Period: p. 30:

“We will pay a death benefit to your Beneficiary upon your death during the Accumulation Period.

We will pay the death benefit after we have received at our home office in New York City:

•       due proof of your death;

•       notification of election by the Beneficiary(ies) of the form of payment of death benefit; and

•       all other information and documentation necessary for us to process the death benefit request.”

First bullet: Please clarify the meaning of “due proof of your death.”

Third bullet: Please specify the documents required.

Multiple beneficiaries: Please clarify your procedures with respect to multiple beneficiaries. For example, what happens to the remainder of the account value held for the other beneficiaries after the first beneficiary successfully presents all information required to pay his portion of the death benefit.

Is the remaining death benefit held in a fixed account or does it remain in the subaccount allocations in place as of the owner’s date of death?

Do the other beneficiaries bear the risk of loss until they each present their own claims?

Response:

We have clarified the disclosure to state “Due proof of death, generally a certified copy of your death certificate.”

The other information and documentation necessary for the Company to process death benefits will vary based on the nature of the beneficiary (e.g., natural person, trust, estate, minor, etc.) and state law requirements, but will always include the Company’s claim forms. We have changed the disclosure to read as follows: “claim forms and other information and documents that we inform the beneficiary are necessary for us to process the death benefit request.”

The disclosure has been revised to add the following with respect to multiple beneficiaries: “If you have more than one beneficiary, each beneficiary’s share of the Account Value will remain allocated as it was on the date of death until we receive the items listed above from such beneficiary.”

Comment 25:	Our General Account: p. 33: Delete the second sentence which states: “The staff of the SEC has not reviewed the disclosures in this Prospectus that relate to the General Account.”

Response:	The sentence was deleted from all registration statements.

Comment 26:	Our General Account: General Description: Credited Interest: p. 33: Please consider including information as to where a participant can find information about current rates for the General Account.

Response:	The following disclosure has been added: “You can find the current rate for your Account Value in the General Account in your quarterly statement.”

Comment 27:	Please file a Tandy Letter via EDGAR correspondence with the 485(b) filing.

Response	The Registrant will provide the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence to the Amended Registration Statement to be filed pursuant to Rule 485(b).

The Registrant believes that it has responded fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding the Registrant’s responses, please do not hesitate to contact the undersigned at the above telephone number, or my colleague, Scott Rothstein at 212-224-1530, at your earliest convenience. We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

Amy Latkin
Vice President and Assistant General Counsel cc: Scott H. Rothstein, Esq.